Morgan Stanley U.S. Government Money Market Trust

522 Fifth Avenue

New York, NY 10036

May 28, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley U.S. Government Money Market Trust (the “Fund”)

(File No. 2-74980; 811-3326)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2010 incorporating changes to the Prospectus and Statement of Additional Information.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and we provide responses to or any supplemental explanations of such comments, as requested.  Any changes will be reflected in Post-Effective Amendment No. 34 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 28, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.          Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 2.          The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary—Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.          Please include the additional disclosure regarding the management of the Fund required pursuant to the Commission’s amendments to the proxy rules and Form N-1A.

Response 3.          The additional disclosure is included as required.

Comment 4.          Please ensure that the Fund is in compliance with recent revisions to Rule 2a-7 under the Investment Company Act.

Response 4.          We have revised relevant disclosure in the registration statement as applicable to incorporate recent revisions to Rule 2a-7 and the Fund is in compliance with the recent revisions to this Rule.

Comment 5.          Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 5.          The font size complies with the requirements of Rule 420.

Comment 6.          With respect to footnote 1 to the Fee Table, relating to the “Fee Waiver and/or Expense Reimbursement” line in the Annual Portfolio Operating Expenses table, please indicate that such fee waiver and/or expense reimbursement will continue until at least June 1, 2011.

Response 6.          We respectfully acknowledge the Staff’s comment; however, the Fund believes that the disclosure in the fee waiver and/or expense reimbursement footnote complies with Form N-1A.

Comment 7.          With respect to footnote 2 to the Fee Table, please confirm that the first sentence of the footnote is permitted by Form N-1A.  In addition, please either include pro forma numbers in the second sentence of this footnote or delete or move the sentence to another section of the Prospectus.

Response 7.          As this footnote is no longer relevant, it has been removed.

Comment 8.          Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 8.          There is currently no provision for the recoupment or recapture of waived fees.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 9.          The Statement of Additional Information contains disclosure regarding investments in investment company securities, including the securities of unregistered investment companies.  If hedge funds are contemplated by this disclosure, please consider whether additional risk disclosure is necessary.

Response 9.          The Fund does not invest in hedge funds.

Comment 10.        Please confirm whether the Statement of Additional Information includes a description of the Fund’s concentration policy.

Response 10.        While the Fund does not have a fundamental policy regarding industry concentration, the Fund does not intend to concentrate in any one industry and operates in compliance with Rule 2a-7 under the Investment Company Act, which limits a money market fund’s investment in any one issuer to no more than 5% of its total assets.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6983 (tel) or (646) 452-4799 (fax) or Stuart Strauss of Dechert LLP at (212) 698-3529 (tel) or (212) 698-0453 (fax).  Thank you.

Best regards,

/s/ Tara A. Farrelly

Tara A. Farrelly